SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

PANGAEA LOGISTICS SOLUTIONS, LTD.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

G6891L 105
(CUSIP Number)

Carl Claus Boggild
c/o Pangaea Logistics Solutions, Ltd.
109 Long Wharf
Newport, Rhode Island 02840
(401) 846-7790

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1265

June 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6891L 105		Schedule 13D
	1	Names of Reporting Persons
Car Claus Boggild
	2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) SC
	5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,328,092 *
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,328,092 *
	10	Shared Dispositive Power 0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,092 *
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13	Percent of Class Represented by Amount in Row (11) 17.92% *
	14	Type of Reporting Person IN

*The amount reported as beneficially owned by Mr. Boggild includes amounts held by Lagoa Investments, an entity beneficially held by Mr. Boggild.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 14, 2014 and subsequently amended on October 16, 2014 (as amended, the “Schedule 13D”), relating to the common shares, par value $0.0001 per share (the “Common Shares”), of Pangaea Logistics Solutions Ltd., a Bermuda company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1.	Security of the Issuer.
Item 1 of the Schedule 13D is hereby amended and supplemented by replacing the second paragraph of Item 1 in its entirety with the following:

The percentage of beneficial ownership reflected in this Amendment is based upon 46,475,790 shares of Common Stock outstanding as of March 15, 2023, as reported in the Issuer’s report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

Since the date of the Original Schedule 13D the Reporting Person acquired or received awards of an aggregate of 874,231 additional Common Shares for investment purposes and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5.	Interest in Securities of the Issuer.
 Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a) - (c) The information relating to the beneficial ownership of the Shares by the Reporting Person set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. The Reporting Person has beneficial ownership of 8,328,092 shares of the Issuer's Common Stock, which represents 17.92% of the outstanding Common Stock, as of March 15, 2023, as disclosed in the Issuer's most recent 10-K filed with the SEC on March 15, 2023. The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Person that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 06, 2023	/s/ Carl Claus Boggild
Carl Claus Boggild